SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant                         [   ]

Filed by a Party other than the Registrant      [ x ]

Check the appropriate box:
[ x ]    Preliminary Proxy Statement
[   ]    Confidential, for Use of the Commission Only
         (as permitted by Rule 14a-6(e)(2))
[   ]    Definitive Proxy Statement
[   ]    Definitive Additional Materials
[   ]    Soliciting Material under Rule 14a-12


                               Rentrak Corporation
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                 Name of Registrant as Specified In Its Charter

                  Paul A. Rosenbaum on behalf of the Committee
                    for the Achievement of Rentrak Excellence
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[ x ]    No fee required.
[   ]    Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
         0-11.
         1.   Title of each class of securities to which transaction applies:

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         2.   Aggregate number of securities to which transaction applies:

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         3.   Per unit price or other underlying  value of transaction  computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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         4.   Proposed maximum aggregate value of transaction:

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         5.   Total fee paid:

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[   ]    Fee paid previously with preliminary materials.

[   ]    Check box if any part of the fee is offset as provided by Exchange  Act
         Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1.   Amount Previously Paid:

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         2.   Form, Schedule or Registration Statement No.:

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         3.   Filing Party:

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         4.   Date Filed:

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

               COMMITTEE FOR THE ACHIEVEMENT OF RENTRAK EXCELLENCE
                              c/o Paul A. Rosenbaum
                                127 E. Washtenaw
                             Lansing, Michigan 48933

Dear Fellow Shareholders:

         We are the beneficial owners of over 1.1 million shares, or 9.1 percent, of the outstanding common stock of Rentrak Corporation ("Rentrak"). We believe that Rentrak has not made its shareholders a priority and have formed the Committee for the Achievement of Rentrak Excellence ("CARE") in an effort to improve the strategic direction of Rentrak.

         The  annual  meeting  of  the  shareholders  of  Rentrak  (the  "Annual
Meeting") is scheduled to be held on August 21, 2000, at    a.m. Pacific Time at
                                                         --
                       . CARE is requesting your proxy for the Annual Meeting.
-----------------------


         At the Annual Meeting, CARE understands that the following proposals for action will be presented:

         Proposal 1: The amendment of Rentrak's Bylaws to provide for five board positions, each with a one-year term.

         Proposal 2: The election of nine persons (five persons if the first proposal passes) to serve as directors of Rentrak until the 2001 annual meeting of shareholders.

         Following this letter you will find our proxy statement containing information about the five individuals we intend to nominate for election as directors of Rentrak. Please read the attached information carefully.

         Please sign and date the enclosed BLUE proxy card and return it in the enclosed envelope as soon as possible. By returning the BLUE proxy card, CARE will be able to vote on your behalf FOR Proposal 1 described above and FOR CARE's five nominees for director.

         Thank you for your support.

July    , 2000        The Committee for the Achievement of Rentrak Excellence
    ---
                                               Paul A. Rosenbaum

                                               Michael J. Annechino
                                               Mark A. Brown
                                               Thomas S. Cousins, Jr.
                                               Gordon R. Reck
                                               Donald W. Remlinger
                                               David R. Rosencrantz, M.D.
                                               Guy R. Wolcott
                                               Frederick L. Zehnder

                                 PROXY STATEMENT
                                       OF
             THE COMMITTEE FOR THE ACHIEVEMENT OF RENTRAK EXCELLENCE

                         ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                               RENTRAK CORPORATION
                           TO BE HELD AUGUST 21, 2000

                   PLEASE SIGN, DATE, AND RETURN THE ENCLOSED
                             BLUE PROXY CARD TODAY!



         The Committee for the Achievement of Rentrak Excellence ("CARE") is furnishing this Proxy Statement and the accompanying BLUE proxy card in connection with the solicitation of proxies for use at the annual meeting of shareholders of Rentrak Corporation ("Rentrak") to be held at
                  ,  on Monday,  August 21,  2000,  at       a.m.  (the  "Annual
------------------                                     -----
Meeting"), or at any adjournments, postponements, or reschedulings thereof. Rentrak is an Oregon corporation with offices located at 7700 N.E. Ambassador
Place, Portland, Oregon 97220. The members of CARE are Paul A. Rosenbaum, Michael J. Annechino, Mark A. Brown, Thomas S. Cousins, Jr., Gordon A. Reck, Donald W. Remlinger, David R. Rosencrantz, M.D., Guy R. Wolcott, and Frederick
L. Zehnder, who together beneficially own more than 1.1 million shares, or approximately 9.1 percent, of the outstanding Rentrak common stock. The address of the leader of CARE, Paul A. Rosenbaum, is 127 E. Washtenaw, Lansing, Michigan 48933.


         This Proxy Statement and accompanying BLUE proxy card are first being mailed by CARE to Rentrak shareholders on or about July , 2000. The members
                                                          ---
of CARE request that you sign, date, and deliver the enclosed BLUE proxy card before August 10, 2000, by personal delivery or by mail (using the enclosed postage prepaid envelope) to Beacon Hill Partners, Inc., 90 Broad Street, New York, New York 10004.

         IMPORTANT NOTE: If your shares are held in the name of a brokerage firm, bank, or other nominee (i.e., in "street name"), only the broker, bank, etc. can execute a proxy with respect to your shares of common stock and only upon receipt of your specific instructions. If you sign, date and mail the BLUE proxy card in the envelope provided, this will be taken care of for you.


         For assistance or further information, please contact Richard Grubaugh at Beacon Hill Partners, Inc., 1-800-755-5001.


                                  VOTING RIGHTS


         Rentrak's Board of Directors has fixed the close of business on June 20, 2000, as the record date for determining the shareholders of Rentrak entitled to notice of and to vote at the Annual Meeting and any adjournment
thereof. On that date,              shares of common
                       ------------
stock, $0.001 par value per share, of Rentrak were outstanding. Only holders of record of the shares of common stock are entitled to vote at the Annual Meeting. Each share of Rentrak common stock is entitled to one vote on such matters as may properly come before the Annual Meeting or any adjournment thereof.

                                  RECENT EVENTS

         On May 15, 2000, demands were delivered to the Secretary of Rentrak pursuant to Section 60.204(1)(b) of the Oregon Revised Statutes. The demands requested that a special meeting of the shareholders of Rentrak be called for June 30, 2000, or as soon thereafter as practicable, for the purposes of removing from office the entire Board of Directors of Rentrak, consisting of nine persons, of amending Rentrak's Bylaws to delete provisions for a classified board of directors and to fix the number of positions on the board at five, and of electing a new full Board of Directors, consisting of five persons, to hold office until the next annual meeting of shareholders. The demands were signed by Cede & Co. as the record holder of a total of 997,080 shares of Rentrak common stock, or approximately 9.5 percent of the then outstanding Rentrak shares, beneficially owned by Messrs. Annechino, Brown, Cousins, Reck, Remlinger, Rosenbaum, and Wolcott and Drs. Rosencrantz and Zehnder, together with two other individuals holding a total of 175,250 Rentrak shares, or approximately 1.7 percent of the then outstanding Rentrak shares, which individuals have not entered into the CARE Agreement and are not otherwise participating in the activities of CARE, along with one demand relating to 21,375 Rentrak shares, or approximately 0.2 percent of the then outstanding Rentrak shares, signed by Olde Discount Corporation on behalf of Mr. Reck together with a demand signed by Mr. Reck individually.

         On June 14, 2000, Mr. Rosenbaum, through counsel, proposed to Rentrak's counsel that the three items identified in the demands for a special meeting be submitted for action at Rentrak's annual meeting of shareholders scheduled for August 21, 2000. If this proposal were accepted, Mr. Rosenbaum agreed that he and other members of CARE beneficially owning at least 4 percent of the outstanding Rentrak stock would cause Cede & Co. to withdraw its demands for a special meeting of shareholders of Rentrak with respect to such shares. On June 15, 2000, Rentrak, through counsel, accepted this offer.

         On July 7, 2000, CARE filed preliminary proxy material with the SEC relating to the Annual Meeting presenting information on its proposals to remove Rentrak's nine directors, to delete provisions in Rentrak's Bylaws for a classified board, to reduce the number of board positions from nine to five, and to elect CARE's five nominees. Later that day, counsel for Rentrak contacted counsel for CARE to outline the manner in which Rentrak intended to conduct the Annual Meeting. Rentrak's counsel stated that:

         - The Board of Directors of Rentrak had previously amended Rentrak's Bylaws to eliminate the classified board of directors, so that the terms of all directors will expire at the Annual Meeting.

         - Each incumbent director will resign as a director of Rentrak immediately prior to the Annual Meeting, eliminating the need to vote on CARE's proposal to remove all the incumbent directors.

         - The proposal to amend Rentrak's Bylaws to fix the number of board positions at five and the election of directors will be the only two proposals submitted for action at the Annual Meeting.

Based on these statements of Rentrak's counsel to CARE's counsel, CARE filed revised proxy materials with the SEC to correspond with Rentrak's intended conduct of the Annual Meeting.

         Meanwhile, beginning on June 16, 2000, the members of CARE, CARE's nominees for director and certain other named defendants were served with a complaint filed by Rentrak in the United States District Court for the District of Oregon on June 13, 2000, alleging that the defendants had violated Section 13(d) of, and Rule 14a-9 promulgated under, The Securities Exchange Act of 1934 (the "Exchange Act"). Rentrak seeks as relief, among other things, the preliminary and permanent enjoining of defendants, their agents and affiliates, and all other persons acting in concert with them or on their behalf, directly or indirectly, from:

         -        voting in person or by proxy any shares of Rentrak stock

         - soliciting any proxies or consents (including any requests to call a special shareholders meeting) from owners of Rentrak stock

         -        purchasing or otherwise acquiring any additional Rentrak stock

         - taking any steps to replace current Rentrak directors with nominees of the defendants

         - exercising or attempting to exercise influence or control over the affairs of Rentrak

         - initiating any other litigation concerning Rentrak in any other court or forum

         - selling or disposing of Rentrak shares except by orderly means designed to ensure widespread public distribution

         - encouraging other persons to do any of the foregoing or otherwise acting in concert with others in the acquisition, holding, voting, and disposition of Rentrak stock.

         The complaint filed by Rentrak alleges, among other things, that Rentrak's financial and investor relations advisor, Jackson Hole Advisors ("JHA"), and its principal, Donald J. Kundinger, as well as Paul Bogdanich, whom the members of CARE understand to be an independent consultant to JHA, were participants in and, in fact, the moving force behind, the proxy contest being waged by CARE. The members of CARE believe this allegation to be completely without factual basis. The members of CARE believe that the proxy contest for Rentrak has been organized and pursued without the assistance or urging of Messrs. Kundinger and Bogdanich and, in fact, that neither individual is even a shareholder of Rentrak. The complaint also alleges that a statement of beneficial ownership on Schedule 13D filed by the members of CARE and its nominees for director on May 31, 2000, was filed untimely and omits certain persons who are also required to file on
Schedule 13D. The members of CARE believe that the Schedule 13D was filed within 10 days after the formation of a "group" under Section 13(d)(3) having beneficial ownership of more than 5 percent of the outstanding Rentrak stock, as required, and that all of the persons who are part of such group are included in the Schedule 13D. The members of CARE and its nominees for director are vigorously defending against Rentrak's allegations and the relief sought.

         CARE filed its answer to Rentrak's complaint and several counterclaims against Rentrak and its directors individually on July 7, 2000. The counterclaims allege that, as a result of certain actions taken by the directors and certain officers of Rentrak, as described in more detail in the next paragraph, such persons should have filed as a group a report of beneficial ownership of Rentrak stock on Schedule 13D with the SEC by May 29, 2000, and certainly no later than June 26, 2000. As a result of this alleged violation of Rule 13d-1(a) under the Exchange Act by the directors and certain officers of Rentrak, CARE is seeking as relief, among other things, the preliminary and permanent enjoining of the counterclaim defendants from voting their shares of Rentrak stock, purchasing or otherwise acquiring additional shares of Rentrak stock, or taking any other actions which would require disclosure under Item 4 of Schedule 13D, such as a merger or sale of assets involving Rentrak or any of its subsidiaries.

         On May 19, 2000, Rentrak's Board of Directors approved amendments to its Amended and Restated Directors Stock Option Plan and 1986 Second Amended and Restated Stock Option Plan authorizing the extension of loans to directors and employees in connection with option exercises under the plans on terms approved by the Compensation Committee of Rentrak's Board of Directors. On June 16, 2000, Ron Berger, chairman and chief executive officer of Rentrak, and F. Kim Cox, president of Rentrak, executed promissory notes providing for the payment to Rentrak of $6,629,386.01 and $1,468,250.42, respectively, plus interest at the "Federal Funds" rate of 6.5 percent per annum. CARE believes that these promissory notes were delivered in connection with the exercise of stock options held by Messrs. Berger and Cox for a total of more than 1,500,000 shares of Rentrak stock. The loans are secured by shares of Rentrak stock. The members of CARE believe that these loans violate the regulations of the Board of Governors of the Federal Reserve System governing margin loans. Also, the members of CARE view these loans, totaling more than $8 million to Messrs. Berger and Cox just four days before the record date for the Annual Meeting, as evidence of the poor judgment demonstrated by Rentrak's directors in managing Rentrak's affairs.

         The terms of the loans to Messrs. Berger and Cox were required to be approved by the Compensation Committee of Rentrak's Board of Directors. CARE believes that the current members of the Compensation Committee are Skipper Baumgarten, Takaaki Kusaka and Bill LeVine. Mr. Baumgarten is chief executive officer of American Contractors Indemnity Co., of which Mr. Berger is a director. Mr. Berger is also Chairman of the Board of Rentrak Japan, a major Rentrak shareholder, of which Mr. Kusaka is president. In November 1999, Mr. LeVine received warrants expiring November 30, 2000, for 14,814 shares of common stock of 3PF.COM, Inc., a subsidiary of Rentrak, at a purchase price of $6.75 per share in connection with a $4,000,000 loan extended by Mr. LeVine to Rentrak. The loan, which bore interest at

10 percent per annum (in contrast to the 6.5 percent charged on the loans to Messrs. Berger and Cox), was repaid in full in January 2000. In addition, in August 1999, Rentrak's subsidiary Blowout Video Holding Company entered into an agreement with Mr. LeVine providing for a $3,000,000 line of credit bearing interest at prime plus 0.5 percent (10.5 percent at March 31, 2000) pursuant to which Mr. LeVine also received a $30,000 commitment fee. These multiple cross-relationships among the members of the Compensation Committee are indicative of a lack of independence when considering executive compensation matters.

                          REASONS FOR THE SOLICITATION

         In addition to the issues raised by the recent events described above, the members of CARE have become increasingly concerned that neither the current management nor the current directors of Rentrak have the strategic vision required to maximize the value of Rentrak to its shareholders. The price of Rentrak's stock has fallen from a high of $7.41 in the quarter ended December 31, 1999 to a closing price of $3.75 on July 12, 2000. Rentrak's revenues declined $10.4 million from $123.8 million for the fiscal year ended March 31, 1999 to $113.4 million for fiscal 2000. Its income from continuing operations declined from $6.3 million for fiscal 1997 to $1.1 million for the 2000 fiscal year. The operating profit for fiscal 2000 included a $7.8 million gain on settlement of litigation with Hollywood Entertainment; without this gain, Rentrak would have had an operating loss of at least $6.7 million. Offsetting the litigation settlement gain were increased reserves relating to an outstanding receivable account and write-offs of other assets for a total of approximately $9.0 million in the fourth quarter of fiscal 2000. Rentrak also recognized a loss on sale of investments in fiscal 2000 of $1.2 million.

         In 1992, Rentrak established a retailer financing program providing for loans or equity investments totaling up to $18 million in video dealers that were Rentrak customers and that Rentrak believed had potential for substantial growth. At March 31, 1999, Rentrak had $14 million in loans or investments outstanding under the program, of which $9.6 million was reserved as a valuation allowance based on concerns regarding collectibility or impaired value. At March 31, 2000, due largely to write-offs of $5.1 million during fiscal 2000, the amounts outstanding under the retailer financing program had declined to $6.9 million with reserves of $5.7 million. This appears to mean that, of the $14 million extended under the retailer financing program, approximately $11 million had either been written off or reserved for potential write-off at March 31, 2000, raising significant questions as to the fiscal soundness of the program in its entirety.


         The members of CARE solicit your vote in favor of Proposal 1 and for its nominees for director (Proposal 2).

                   AMENDMENT OF RENTRAK'S BYLAWS (PROPOSAL 1)

         Until at least June 29, 2000, Article 3, Section 3.2 of Rentrak's Bylaws provided for a classified board of directors. CARE's members view a classified board as motivated by a desire on the part of management to protect itself from being displaced. CARE believes that it is inappropriate to raise barriers to shareholder democracy; rather, directors should feel directly and continuously accountable to shareholders' concerns. Therefore, as described above, among the proposals submitted by members of CARE and other Rentrak shareholders to Rentrak on May 15, 2000, was a proposal to amend Rentrak's Bylaws to eliminate the classified board. In the last two to three weeks, apparently in response to the May 15 demands, Rentrak reported to CARE through its counsel that it had amended its Bylaws to delete the classified board provisions.

         As a result, CARE believes that Section 3.2 of Rentrak's Bylaws currently states only that the number of directors may range from three to nine, with the precise number fixed by the Board by resolution. CARE proposes to amend
Section 3.2 of Rentrak's Bylaws to provide for a Board of Directors with five members elected annually. The text of the proposed amendment is as follows:

              "Section 3.2 Number, Tenure and Qualifications. The Board of Directors shall consist of five persons. Each director shall hold office until the next annual meeting of the shareholders and until his or her successor is elected and qualified or until death, resignation or removal."


         The proposed amendment will have the effect of reducing the number of Board positions and fixing the number of directors at five, which corresponds with CARE's proposal to elect five new directors.

         Article 11 of Rentrak's Bylaws provides that the Bylaws may be amended by the Board of Directors or by the shareholders at any regular or special meeting. The Bylaw amendment will be adopted if the number of votes cast in favor of the proposal exceeds the number of votes cast opposing the proposal at the Annual Meeting, provided that a quorum is present. THE MEMBERS OF CARE URGE YOU TO VOTE FOR PROPOSAL 1 AMENDING RENTRAK'S BYLAWS TO FIX THE NUMBER OF POSITIONS ON THE BOARD OF DIRECTORS AT FIVE.

                     ELECTION OF NEW DIRECTORS (PROPOSAL 2)

         Under the Company's Bylaws, shareholders may nominate candidates for the Board of Directors. Paul A. Rosenbaum, on behalf of CARE, submitted the names of the five candidates described below for election as directors to Rentrak on June 14, 2000.

         CARE anticipates that if the nominees named below are elected as directors of Rentrak, they will consider fully and impartially all available options to maximize shareholder value, including the possible spinoff or public offering of equity securities of 3PF.COM, Inc. (a wholly owned subsidiary of Rentrak), the sale of one or more subsidiaries of Rentrak, including 3PF.COM, Inc., the sale of all or a portion of the assets of Rentrak, or a business combination or merger or other business transaction involving Rentrak or its subsidiaries. The nominees, if elected, are also expected promptly to consider removing Ron Berger as Chairman and Chief Executive Officer of Rentrak and initiating a search for an appropriate replacement for Mr. Berger. Finally, following their election as Rentrak directors, the nominees intend to consider retaining an outside consultant to conduct a review of Rentrak's financial records in conjunction with Rentrak's independent certified public accountants and to take any steps deemed appropriate based on the outcome of such review.

         Mr. Berger has an employment agreement with Rentrak which expires March 31, 2003, pursuant to which he may be entitled to receive severance pay if his employment is terminated by Rentrak other than for "cause" or by Mr. Berger following a "change of control" of Rentrak. Cause is defined as (1) an act or acts of personal dishonesty taken by Mr. Berger and intended to result in the substantial personal enrichment of Mr. Berger at the expense of Rentrak or (2) the conviction of Mr. Berger of a felony. The election of CARE's nominees for director would constitute a change of control of Rentrak under Mr. Berger's employment agreement. Consequently, if CARE's nominees for director are elected and thereafter Mr. Berger either quits or is fired, Mr. Berger may be entitled to receive as severance pay an amount equal to three times his base salary for the fiscal year ended March 31, 2000 (or at least $1.2 million), plus three times the greater of (a) his bonus for the fiscal year ended March 31, 2000, and
(b) his average bonus for the 1998, 1999 and 2000 fiscal years.

         The members of CARE intend to seek reimbursement from Rentrak for its expenses incurred in the proxy contest if CARE's nominees are elected to Rentrak's Board of Directors. See "The Solicitation" below. CARE'S NOMINEES FOR DIRECTOR DO NOT INTEND TO SUBMIT THE ISSUE OF SUCH REIMBURSEMENT OF CARE FOR ITS PROXY CONTEST EXPENSES TO A SEPARATE VOTE OF RENTRAK'S SHAREHOLDERS UNLESS REQUIRED BY APPLICABLE LAW.

INFORMATION REGARDING NOMINEES FOR DIRECTOR



         Set forth below are the names, ages, business addresses, beneficial ownership of Rentrak shares, and percentage share ownership of each of CARE's five nominees for election as a Rentrak director. Each nominee has consented to serve as a director of Rentrak if elected. If for any reason any of CARE's nominees is unable or declines to serve as a Rentrak director, the BLUE proxy cards solicited by CARE will be voted for any substitute nominee designated by Paul A. Rosenbaum. None of the nominees is presently a director of Rentrak or is related to another nominee or to any of the present officers or directors of Rentrak. Each is a citizen of the United States. There are no arrangements or understandings between any CARE nominee and any other person pursuant to which that nominee was selected as a nominee for director of Rentrak or with respect to any future employment by Rentrak or any future transactions to which Rentrak or any of its affiliates may be a party.

                                                                               No. of Shares
                                                                            Beneficially Owned          Percentage
Name                          Age     Business Address                              (1)                  of Class
----                          ---     ----------------                              ---                  --------
Cecil D. Andrus               68      350 N. Ninth Street                            1,000                  *
                                      Boise, Idaho  83702
George H. Kuper               59      3600 Green Court                                   0                  --
                                      Ann Arbor, Michigan  48105
Joon S. Moon                  62      11000 Mt. Rose Highway                         1,000                  *
                                      Reno, Nevada  89511
James G. Petcoff              44      28819 Franklin Road                           11,500 (2)              *
                                      Southfield, Michigan  48034


                                     - 7 -

Paul A. Rosenbaum             57      127 E. Washtenaw                             250,730 (3)             2.0%
                                      Lansing, Michigan  48933

* Beneficially owns less than 1 percent of Rentrak's outstanding common stock.

(1) The nominee holds sole voting and dispositive power over his shares, unless otherwise indicated.

(2) Mr. Petcoff owns his shares jointly with his wife, Janice Marie Petcoff, who is a citizen of the United States and is not employed; her address is 5853 Clearview Court, Troy, Michigan 48098.

(3)      Mr. Rosenbaum has borrowed  approximately  $406,000 to purchase or hold
         Rentrak  common  stock  through  a  margin   account  with   Prudential
         Securities, Inc.

         In 1995, Mr. Andrus founded and now serves as the chairman of the Andrus Center for Public Policy at Boise State University. Since 1995, Mr.
Andrus has also been of counsel to the Gallatin Group, a public policy consulting firm in Boise, Idaho. He was elected governor of the state of Idaho for four terms (beginning in 1970, 1974, 1986, and 1990). Mr. Andrus also was the U.S. Secretary of the Interior from 1977 to 1981. He was selected by TIME Magazine as one of the nation's top 200 leaders in 1976. Mr. Andrus serves as director of Albertsons, Inc., KeyCorp, and Coeur d'Alene Mines.

         Mr. Kuper is an independent consultant in the areas of public policy, environmental and energy issues and provides advice to small and start-up companies in the chemical, electronics, and software industries. Mr. Kuper has also served as president, chief executive officer, and a director of the Council of Great Lakes Industries ("CGLI") located in Ann Arbor, Michigan, since 1994. CGLI is affiliated with the World Business Council for Sustainable Development located in Geneva, Switzerland and is a not-for-profit association consisting of more than two dozen U.S. and Canadian companies. Since 1994, Mr. Kuper has also served as the chairman of the Office of the Secretary of Defense Working Group on Dual-Use Technology Policy. Prior to 1994, Mr. Kuper's activities included serving for three years as the executive director of the National Center for Productivity and Quality of Working Life, a Presidential appointment, working for General Electric Company for five years to enhance its productivity programs, and serving as executive director of the Manufacturing Studies Board of the National Academy of Sciences, National Research Council, for five years. Mr. Kuper received a B.A. in political science from The Johns Hopkins University and an M.B.A. from the Harvard School of Business Administration.

         Mr. Moon has served as the chairman of Rooto Corporation, a manufacturer of industrial and household chemicals, for the past five years. Mr. Moon's background is as a research chemist with E.I. duPont de Nemours Co. and Celanese Corporation. Mr. Moon received a B.S. in chemical engineering from Michigan State University and a Ph.D. in chemical engineering from the University of California at Berkeley. Mr. Moon serves as a member of the board of directors of Thomas Jefferson University, and has previously served as a director of Michigan State University Foundation, Michigan Bank, Independence One Mutual Fund, Michigan General Corporation, Maxco Energy, and Progressive Dynamics Corporation.

         Mr. Petcoff has served as president and chief executive officer of North Pointe Financial Services, Inc., a provider of insurance and other financial services, since 1986. Since 1999, Mr. Petcoff has also served as president and chief executive officer of Queensway Financial Holdings Limited, a Canadian holding company affiliated with North Pointe Financial Services, Inc. He received an M.B.A. and a J.D. from the University of Detroit. Mr. Petcoff is a director of Lease Corporation of America.

         Mr. Rosenbaum founded SWR Corporation in 1994 and serves as the company's chief executive officer. SWR Corporation designs, tests, and markets industrial chemicals. Mr. Rosenbaum has also been engaged in the private practice of law through his own firm specializing in corporate and administrative law since 1978. He received a B.S. in American studies from Springfield College and a J.D. from The George Washington University Law School. Mr. Rosenbaum has borrowed a total of $125,000 from Mr. Petcoff for reasons unrelated to Rentrak or its securities.

DIRECTOR COMPENSATION

         Rentrak's proxy statement for its 1999 annual meeting of shareholders stated that non-employee directors receive an annual retainer of $25,000 and $500 for each board meeting or telephone conference board meeting attended and an automatic annual stock option grant for 10,000 shares of Rentrak common stock plus an additional option grant for 2,500 shares to each non-employee Chairman of the Board or chairman of a Board committee. The CARE nominees for director, if elected, intend to reduce the annual retainer to $20,000 and to retain the other compensation features for Rentrak non-employee directors. CARE also expects that each of its nominees, if elected, will be indemnified for his services to Rentrak to the same extent that indemnification is presently available to Rentrak's directors.

REASONS FOR ELECTING CARE'S DIRECTOR NOMINEES

         The members of CARE believe that Rentrak's financial results over the past several years indicate that Rentrak's management is ineffective and that its directors have not been providing adequate guidance and direction.


         In CARE's view, Rentrak's problems justify the step of electing truly independent directors, even if these candidates do not have the support of current management. CARE's members believe that its nominees offer the experience and judgment that Rentrak shareholders need to enhance the value of their investment in Rentrak. If Proposal 1 to amend Rentrak's Bylaws passes, the five nominees who receive the greatest number of votes (a plurality) will be elected as directors of Rentrak. Cumulative voting for directors is not permitted under Rentrak's organizational documents.

         CARE URGES YOU TO VOTE FOR ITS FIVE NOMINEES TO SERVE ON RENTRAK'S BOARD OF DIRECTORS.

                                VOTING PROCEDURES


         Rentrak's proxy statement and proxy card include the proposal to amend Rentrak's Bylaws described above and a proposal for the election of directors, but do not include the names of CARE's nominees for director. Consequently, you will not be able to vote for CARE's nominees for director using the form of proxy sent to you by Rentrak. Instead, we urge you to sign and return CARE's BLUE proxy card using the enclosed return envelope.

         Even if you have already returned a proxy to Rentrak using Rentrak's proxy card, you can still cast your vote for our proposals, including any or all of our nominees, by indicating your choices on the enclosed BLUE proxy card and signing, dating, and returning it in the enclosed envelope. See the discussion in "Revocation Rights" below.

         The presence, in person or by proxy, of the holders of Rentrak common stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting. Under applicable Oregon law, abstentions and broker non-votes (that is, shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter, has received no instructions from the persons entitled to vote such shares and has appropriately advised Rentrak that it lacks voting authority) are counted for purposes of determining the presence or absence of a quorum for the transaction of business.


         A plurality of the votes present, in person or by proxy, is required for the election of directors. If Proposal 1 to amend Rentrak's Bylaws passes, there will be five positions on the Board of Directors; otherwise there will be nine positions. With respect to the election of directors, votes may be cast in favor or withheld with respect to any or all nominees; votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect on the outcome. Abstention is not a choice in the election of directors. It is possible that some of Rentrak's nominees and some of CARE's nominees will receive sufficient votes to be elected as directors. As required by Rule 14a-4(d)(iv) of the SEC's proxy rules under the Exchange Act, CARE hereby states that there is no assurance that Rentrak's nominees will serve if elected with any of CARE's nominees.

         A shareholder may, with respect to each other matter presented for action at the Annual Meeting, vote "for," vote "against," or "abstain" from voting. Shares represented by proxies that are marked "abstain" on such matters and proxies relating to broker non-votes will not affect the outcome of the vote on such matters. Unless otherwise directed on the enclosed BLUE proxy card, as more fully described below, Paul A. Rosenbaum or Mark A. Brown, on behalf of CARE, will vote FOR Proposal 1 and FOR each of CARE's five nominees to serve as directors of Rentrak.

         If you sign and return the accompanying BLUE proxy card, it will be voted at the Annual Meeting in accordance with your instructions on the card. With respect to Proposal 2, you may vote FOR the election of all of our nominees, or you may withhold authority to vote for the election of one or more of such nominees by writing the person's name on the line provided on the BLUE proxy card. The BLUE proxy card cannot be used to vote for the election of any of the director candidates nominated by Rentrak.

         We do not know of any other matters that will be brought before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, it is intended that the persons named in and acting under the enclosed form of BLUE proxy card, or their substitutes, will vote on such matters in accordance with their judgment.

         According to Rentrak's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, there were 12,289,883 shares of Rentrak common stock outstanding as of June 20, 2000. Based on such number and the fact that the members of CARE together beneficially own approximately 1,100,000 shares of Rentrak stock, holders of an additional 5,045,000 shares would have to vote in favor of CARE's proposals in order to constitute an absolute majority of the shares outstanding, ensuring the adoption of Proposal 1 and the election of all five of CARE's nominees for director.

                                REVOCATION RIGHTS

         A shareholder  may revoke his or her proxy any time before the tally by
(1) executing a later-dated proxy card, (2) appearing at the Annual Meeting to vote in person or (3) delivering written notice of revocation to CARE at Beacon Hill Partners, Inc., 90 Broad Street, New York, New York 10004, or to the Secretary of Rentrak. At the Annual Meeting, CARE's BLUE proxy cards must be presented to Rentrak's tabulator in order to be counted.

                        PARTICIPANTS IN THE SOLICITATION
                    AND BENEFICIAL OWNERSHIP OF RENTRAK STOCK

         The members of CARE, along with CARE's nominees for director, are all considered participants in this proxy solicitation under the SEC's proxy rules. The SEC requires that certain information be made available to Rentrak shareholders with respect to any person who may be deemed a participant in this solicitation. The members of CARE are Michael J. Annechino, Mark A. Brown, Thomas S. Cousins, Jr., Gordon A. Reck, Donald W. Remlinger, Paul A. Rosenbaum, David R. Rosencrantz, M.D., Guy R. Wolcott, and Frederick L. Zehnder, each of whom is a citizen of the United States.

         Michael J. Annechino has his own financial consulting business, PCSG, Inc., located at 13305 N.E. 2nd Court, Vancouver, Washington 98685. He has sole voting and dispositive power as to 2,000 shares of Rentrak common stock and shares voting and dispositive power over 95,400 shares with his wife, Theresa Ann Annechino, who is a citizen of the United States and is employed by PCSG, Inc.

         Mark A. Brown is vice president/finance of VWR Scientific Products, a wholesale distributor of scientific equipment, supplies, chemicals and furniture, located at 2730 N.E. Riverside Way, Portland, Oregon 97211. He has sole voting and dispositive power as to 44,550 shares of Rentrak common stock, including 7,800 shares owned by his minor children, Chris and Lauren Brown, and his nephew, Adam Kraushaar, and shares voting and dispositive power as to

75,000 shares with his wife, Sherri K. Brown, who is a citizen of the United States and is not employed; her address is 18672 S.E. Hwy 212, Clackamas, Oregon 97015. Mr. Brown has borrowed approximately $138,000 to purchase or hold Rentrak common stock through a margin account with First Union Brokerage Services, Inc.

         Thomas S. Cousins, Jr., is an investment executive with U.S. Bancorp Piper Jaffray, 1327 Spruce Street, Boulder, Colorado 80302. Mr. Cousins currently is on leave of absence from his employment; his residence address is 540 Columbine Avenue, Broomfield, Colorado. He has sole voting and dispositive power as to 65,000 shares of Rentrak common stock.

         Gordon A. Reck is an associate broker at Jim Saros Agency, a realtor located at 17108 Mack, Grosse Pointe, Michigan 48230. He shares voting and dispositive power as to 67,000 shares of Rentrak common stock with his wife, Susan E. Reck, who is a citizen of the United States and a teacher employed by the Detroit Board of Education; her address is 765 Middlesex, Grosse Pointe Park, Michigan 48230. Mr. Reck has borrowed a total of approximately $75,800 to purchase or hold Rentrak common stock through margin accounts with A.G. Edwards, Inc., First Union Brokerage Services, Inc., and Olde Discount Corporation.

         Donald W. Remlinger is president of Bristol Management Corp., a financial consulting company, located at 9 Brigade Hill Road, Morristown, New Jersey 07960. He has sole voting and dispositive power as to 75,000 shares of Rentrak common stock.

         David R. Rosencrantz is a urologist practicing at 2222 N.W. Lovejoy, Ste. 416, Portland, Oregon 97210. He has sole voting and dispositive power as to 6,000 shares of Rentrak common stock and shares voting and dispositive power as to 57,700 shares with his wife, Diane S. Rosencrantz, who is a citizen of the United States and is office manager at Dr. Rosencrantz's office.

         Guy R. Wolcott is president of his own plumbing contracting business, Wolcott Plumbing, located at 2050 N.W. Burnside, Gresham, Oregon 97030. Mr. Wolcott has sole voting and dispositive power as to 10,000 shares of Rentrak common stock held by the Wolcott Plumbing Profit Sharing Trust, shares voting and dispositive power as to 189,000 shares with his wife, Chris Wolcott, who is a citizen of the United States and is not employed (her address is 3633 Oxbow Parkway, Gresham, Oregon 97080), and shares voting and dispositive power as to 88,000 shares held by the WF Foundation, a family foundation, with his wife and son, Guy Wolcott, Jr., who is a citizen of the United States and is employed as a plumbing estimator with Wolcott Plumbing.

         Frederick L. Zehnder is an optometrist practicing at 504 N. Franklin, Frankenmuth, Michigan 48734. Dr. Zehnder has sole voting and dispositive power as to 77,600 shares of Rentrak common stock and shares voting and dispositive power as to 3,000 shares with his wife, Wendy Ann Zehnder, who is a citizen of the United States and is self-employed as an interior decorator; her address is 7576 S. Block Road, Frankenmuth, Michigan 48734.


         The business address, principal occupation, and principal business and share ownership of CARE's nominees for director appears under "Election of Directors (Proposal 2)."

         As of the close of business on July 5, 2000, the members of CARE and its director nominees (c/o Paul A. Rosenbaum, 127 E. Washtenaw, Lansing, Michigan 48933) beneficially owned in the aggregate 1,119,480 shares of Rentrak's common stock, constituting approximately 9.1 percent of the total outstanding shares. All transactions in securities of Rentrak engaged in by any member of CARE or any of its nominees for director since July 1, 1998, are summarized on Schedule I attached to this proxy statement.

         Messrs. Annechino, Brown, Reck, Remlinger, Rosenbaum, and Wolcott and Dr. Zehnder entered into an Agreement Among Rentrak Shareholders dated as of May 24, 2000 (the "CARE Agreement"), to form CARE. Dr. Rosencrantz and Mr. Cousins agreed to join CARE on June 13, 2000, and June 14, 2000, respectively. Pursuant to the CARE Agreement, each member of CARE has agreed to be named in this proxy statement as a member of CARE, to vote his shares of Rentrak common stock in favor of CARE's proposals as outlined above, to comply with the requirements of the state and federal securities laws, and to cooperate with the other members of CARE to achieve its objectives.

         The members of CARE and CARE's nominees for director have also contributed the following amounts to defray the expenses of the proxy contest, including attorneys' fees in connection with legal proceedings by or against Rentrak and its directors and officers: Mr. Andrus, $0; Mr. Annechino, $5,000; Mr. Brown, $15,000; Mr. Cousins, $10,000; Mr. Kuper, $2,500; Mr. Moon, $0; Mr.
Petcoff, $0; Mr. Reck, $5,000; Mr. Remlinger, $5,000; Mr. Rosenbaum, $5,000; Dr. Rosencrantz, $0; Mr. Wolcott, $10,000; and Dr. Zehnder, $5,000.

         None of the participants in this proxy solicitation is otherwise a party to any contract, arrangement or understanding with any person with respect to any securities of Rentrak, except that Paul A. Rosenbaum has acquired sole voting and dispositive power with respect to a total of 89,300 shares of Rentrak common stock from four individuals, pursuant to an understanding with each individual that, upon the demand of the individual, Mr. Rosenbaum will either pay in cash the market value of the shares on the date of demand, plus in some cases interest at an annual rate of 10 percent, or transfer the shares back to the individual.

         No participant in this solicitation or any associate of any participant
(1) has any arrangement or understanding with any person with respect to future employment by Rentrak or its subsidiaries, (2) has any arrangement or understanding with any person as to any future transactions to which Rentrak or any of its affiliates will or may be a party, or (3) had during Rentrak's last fiscal year any direct or indirect material interest with respect to any, or has any such interest with respect to any currently proposed, transaction to which Rentrak or any of its subsidiaries was or is to be a party.

         In October 1999, Ron Berger, chairman and chief executive officer of Rentrak, offered to transfer at no cost to Mr. Rosenbaum shares in 3PF.COM, Inc. ("3PF"), a wholly owned subsidiary of Rentrak, equal to 1 percent of its total capitalization if, by January 31, 2000, Mr. Rosenbaum succeeded in causing Cyberian Outpost to use 3PF to handle at least 70 percent of its fulfillment requirements. A subsidiary of Cyberian Outpost, Outpost.com, is an internet retailer. Robert A. Bowman, the president and chief executive officer of Cyberian Outpost, is a long-time personal acquaintance of Mr. Rosenbaum. In January 2000, Mr. Berger proposed an arrangement calling for the payment to Mr. Rosenbaum of $250,000 in cash plus $7,500 per month for consulting services with respect to governmental issues for a three-year period if Cyberian Outpost and 3PF entered into a written agreement for 3PF to handle substantially all of Cyberian Outpost's fulfillment requirements for a minimum of one year by March 1, 2000, or earlier. No transaction or understanding between Rentrak and Mr. Rosenbaum relating to Cyberian Outpost or any other matter was finalized and no negotiations between Rentrak and Mr. Rosenbaum with respect to any such transaction are ongoing.


                                THE SOLICITATION

         The entire cost of the solicitation of proxies by CARE will be borne by the members of CARE. The members of CARE intend, however, to seek reimbursement from Rentrak for these expenses if CARE's nominees are elected to Rentrak's Board of Directors, including the legal expenses of the members of CARE and its nominees for director in the legal proceedings instituted by Rentrak discussed above. CARE'S NOMINEES FOR DIRECTOR DO NOT INTEND TO SUBMIT THE ISSUE OF SUCH REIMBURSEMENT OF CARE FOR ITS EXPENSES INCURRED IN THE PROXY CONTEST TO A SEPARATE VOTE OF RENTRAK'S SHAREHOLDERS UNLESS REQUIRED BY APPLICABLE LAW. To
date, CARE has incurred cash  expenditures of $       ,  and CARE estimates that
                                               -------
total expenditures relating to its solicitation will not exceed $             .
                                                                 -------------

         Proxies may be solicited by mail, courier service, telephone, advertisement, electronic communication and in person. Arrangements will be made with brokerage houses or other custodians, nominees, and fiduciaries to forward CARE's solicitation materials to their clients; CARE will reimburse such persons for their reasonable expenses. CARE's nominees and members may, without additional compensation, make solicitations through personal contact or by telephone.

         In addition, CARE has engaged the proxy solicitation firm of Beacon Hill Partners, Inc., to assist it in its soliciting efforts for a fee of up to $30,000, including a success fee, plus reimbursement of expenses. It is anticipated that Beacon Hill Partners will make available approximately 20 persons in connection with its efforts on behalf of CARE. In addition to the solicitation of proxies from retail investors, brokers, banks, nominees and other institutional holders, such persons will, among other activities, provide consultation pertaining to the planning and organization of the proxy solicitation. CARE has also agreed to indemnify Beacon Hill Partners against certain liabilities and expenses relating to the proxy solicitation.

                             ADDITIONAL INFORMATION

         This proxy statement includes information based on documents filed by Rentrak with the SEC and has been prepared without the benefit of reviewing Rentrak's proxy statement which, as of the date of this proxy statement for the Annual Meeting, had not yet been filed by Rentrak with the SEC.

         Information regarding Rentrak's director nominees, management, 5 percent shareholders and executive compensation will be contained in Rentrak's proxy statement. Rentrak's proxy statement is also required to include the dates by which shareholder proposals intended to be submitted at its next annual meeting must be received by Rentrak to be included in its proxy statement or otherwise.

                              PLEASE ACT PROMPTLY.
                 SIGN, DATE, AND MAIL THE BLUE PROXY CARD TODAY!
July     , 2000
     ----

                                                                      SCHEDULE I
                          TRANSACTIONS IN RENTRAK STOCK
                                 SINCE JULY 1998

                         Trade Date Type of Transaction Number of Shares
                         ---------- ------------------- ----------------
Cecil D. Andrus            11/  /99 Purchase                    1,000
                              --
Mark A. Brown              3/10/99  Purchase                    2,000
                           3/23/99  Sale                        2,000
                           4/27/99  Purchase                    5,000
                           5/7/99   Purchase                    5,000
                           5/20/99  Purchase                    2,500
                           5/27/99  Purchase                      600
                           6/8/99   Purchase                    9,400
                           6/9/99   Purchase                    9,000
                           6/10/99  Purchase                   10,000
                           6/25/99  Purchase                   10,500
                           6/30/99  Purchase                    2,500
                           7/2/99   Purchase                    3,500
                           7/7/99   Purchase                    5,000
                           7/23/99  Purchase                    9,250
                           9/8/99   Purchase                    5,500
                           9/15/99  Purchase                    5,000
                           9/24/99  Purchase                    2,000
                           10/5/99  Purchase                   20,000
                           10/25/99 Purchase                      232
                           10/26/99 Purchase                      600
                           11/18/99 Sale                          832
                           12/8/99  Sale                        2,000
                           12/30/99 Purchase                    9,000

Thomas S. Cousins, Jr.     9/1/99   Purchase                    5,000
                           9/9/99   Purchase                    5,000
                           9/13/99  Purchase                    5,000
                           10/8/99  Purchase                   20,000
                           10/21/99 Purchase                    4,000
                           10/29/99 Purchase                    5,500
                           11/1/99  Purchase                    5,500
                           11/2/99  Purchase                    4,000
                           11/12/99 Purchase                    3,000
                           12/6/99  Purchase                    3,000
                           2/9/00   Purchase                    5,000

Gordon A. Reck             3/23/99  Purchase                    2,000
                           3/24/99  Purchase                    2,000
                           1/20/00  Purchase                   10,000

                           4/14/00  Sale                        2,000

Donald W. Remlinger        11/19/99 Purchase                    5,000

Paul A. Rosenbaum          7/9/98   Purchase                    3,000
                           8/10/98  Purchase                    2,000
                           8/12/98  Purchase                    1,000
                           8/13/98  Purchase                    1,000
                           8/14/98  Purchase                    1,000
                           8/27/98  Purchase                      500
                           8/28/98  Purchase                      500
                           9/3/98   Purchase                      100
                           9/15/98  Purchase                      100
                           9/21/98  Purchase                    1,000
                           10/2/98  Purchase                    5,000
                           10/14/98 Purchase                      250
                           11/23/98 Purchase                    1,000
                           3/2/99   Purchase                      650
                           3/9/99   Purchase                      500
                           3/12/99  Purchase                      500
                           3/16/99  Purchase                      500
                           3/17/99  Purchase                      250
                           3/18/99  Purchase                      250
                           3/19/99  Purchase                      250
                           4/5/99   Purchase                      250
                           4/7/99   Purchase                      100
                           4/14/99  Purchase                      100
                           4/16/99  Purchase                      100
                           4/19/99  Purchase                      100
                           4/20/99  Purchase                      100
                           4/21/99  Purchase                      100
                           4/27/99  Purchase                      100
                           4/30/99  Purchase                    1,000
                           5/25/99  Purchase                      800
                           5/28/99  Purchase                    5,000
                           6/22/99  Purchase                    4,000
                           7/2/99   Purchase                      320
                           7/9/99   Purchase                    1,500
                           7/13/99  Purchase                      500
                           7/14/99  Purchase                      500
                           7/15/99  Purchase                      100
                           7/16/99  Purchase                    1,100
                           7/19/99  Purchase                    1,300
                           8/16/99     *                       30,300
                           8/18/99  Purchase                    1,000
                           8/20/99  Purchase                      100

                           8/24/99  Purchase                    1,000
                           8/25/99  Purchase                    1,000
                           8/26/99  Purchase                    1,080
                           8/27/99  Purchase                    1,000
                           9/21/99  Purchase                    3,500
                           9/22/99  Purchase                    1,500
                           9/28/99  Purchase                    3,000
                           9/29/99  Purchase                    1,500
                           10/07/99    *                        9,000
                           10/15/99 Purchase                      200
                           10/20/99 Purchase                      550
                           10/25/99 Purchase                      250
                           11/17/99 Purchase                    1,100
                           11/19/99 Purchase                    1,000
                           11/22/99 Purchase                      200
                           11/23/99 Purchase                      300

                           1/11/00  Purchase                      300

                           1/21/00  Purchase                      900
                           1/24/00  Purchase                    2,100
                           1/25/00  Purchase                    1,000
                           1/27/00  Purchase                    1,000

                           3/13/00  Sale                          600

                           4/06/00     *                       30,000
                           5/8/00   Purchase                    5,000
                           5/11/00     *                       20,000
                           5/17/00  Purchase                      200

David R. Rosencrantz       10/5/98  Sale                        1,500
                           10/27/98 Sale                          100
                           12/15/98 Sale                        1,000
                           12/16/98 Sale                          400
                           12/29/98 Sale                        1,500
                           12/30/98 Sale                        6,000
                           1/4/99   Sale                        2,000
                           1/4/99   Sale                        1,000
                           2/24/99  Sale                          500
                           5/28/99  Purchase                   10,000
                           2/22/00  Purchase                    3,500
                           4/11/00  Purchase                   10,000
                           4/28/00  Purchase                    5,000

Guy R. Wolcott             7/29/98  Purchase                    5,900
                           7/31/98  Purchase                    5,000
                           8/3/98   Purchase                    2,000
                           8/4/98   Purchase                   12,000
                           8/5/98   Purchase                   15,000

                           3/29/99  Purchase                    5,000
                           7/26/99  Sale                        1,500
                           7/27/99  Sale                       12,000
                           7/30/99  Sale                       51,000
                           8/06/99  Sale                       10,600
                           8/10/99  Sale                        5,000
                           8/11/99  Sale                        2,700
                           8/17/99  Sale                       27,500
                           8/18/99  Sale                       30,000
                           8/19/99  Sale                        8,000
                           8/23/99  Sale                        3,700
                           9/15/99  Purchase                   10,000
                           9/22/99  Purchase                    5,000
                           9/27/99  Purchase                   10,000
                           9/29/99  Purchase                   10,000
                           10/04/99 Purchase                      300
                           10/05/99 Purchase                   10,000
                           10/06/99 Purchase                   15,800
                           11/10/99 Purchase                    1,400
                           11/30/99 Purchase                    5,300
                           6/22/00  Purchase                    1,400
                           6/26/00  Purchase                    5,000
                           6/28/00  Purchase                    7,700
                           6/29/00  Purchase                      100
                           6/30/00  Purchase                      100

Frederick L. Zehnder       12/24/98 Purchase                    3,800
                           12/28/98 Purchase                    6,200

--------------

* Mr. Rosenbaum acquired sole voting and dispositive power as to the indicated shares pursuant to an understanding with each of the prior holders (David Watson as to 30,300 shares, Bud Stoddard as to 9,000 shares, Paul Naz as to 30,000 shares, and Arlyn and Eunice Bossenbrook as to 20,000 shares) that, upon the demand of the prior holder, he will either pay to the prior holder the market value of the shares as of the date of such demand in cash, plus in some cases interest at an annual rate of 10 percent, or transfer the shares back to the prior holder.

                PROXY SOLICITED BY COMMITTEE FOR THE ACHIEVEMENT

                              OF RENTRAK EXCELLENCE

                               RENTRAK CORPORATION

                       2000 ANNUAL MEETING OF SHAREHOLDERS

         This Proxy is solicited on behalf of the Committee for the Achievement of Rentrak Excellence for use at the 2000 Annual Meeting of Shareholders to be held on August 21, 2000 (the "Annual Meeting"). The undersigned hereby appoints Paul A. Rosenbaum and Mark A. Brown, and each of them, proxies with full power of substitution, to vote in the name of and as proxy for the undersigned at the Annual Meeting, and at any adjournment thereof, according to the number of votes that the undersigned would be entitled to cast if personally present on the following matters:


(1) To amend Section 3.2 of Rentrak Corporation's Bylaws to provide for five board positions, each with a one year term.



         [  ] FOR                   [  ]  AGAINST              [  ]  ABSTAIN



(2) To elect the following nominees as directors of Rentrak Corporation to serve until the next Annual Meeting of Shareholders and until their successors are elected and qualified: Paul A. Rosenbaum; Cecil D. Andrus; George H. Kuper; Joon S. Moon; and James G. Petcoff.



         [ ] FOR ALL NOMINEES LISTED ABOVE (except as indicated to the contrary below)

               ===================================================


         [  ] WITHHOLD AUTHORITY to vote for all nominees listed above.

INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark "For" and write the individual's name on the line above.



(3) To consider and take action upon such other matters as may properly come before the meeting or adjournments or postponements thereof.


PROPERLY EXECUTED PROXIES WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO SUCH DIRECTIONS ARE GIVEN, SUCH PROXIES WILL BE VOTED FOR ITEM (1) AND FOR ALL NOMINEES LISTED IN ITEM (2) AND ON SUCH OTHER MATTERS AS MAY COME BEFORE THE ANNUAL MEETING AS THE PROXIES DEEM ADVISABLE.


PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

The undersigned revokes any prior proxies to vote the shares covered by this Proxy.

-----------------------------------
Signature

-----------------------------------
Signature

Date:                          , 2000
      -------------------------

NOTE: Please sign exactly as name appears above. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.